EXHIBIT 12

AT&T INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Dollars in Millions

	Six Months Ended June 30, (Unaudited)		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes	$12,921	$11,448	$15,139	$19,812	$20,692	$10,355	$28,050
Equity in net loss (income) of affiliates included above	7	159	128	(98)	(79)	(175)	(642)
Fixed charges	4,880	3,925	8,854	7,296	6,592	5,295	5,452
Distributed income of equity affiliates	229	8	46	61	30	148	318
Interest capitalized	(267)	(473)	(903)	(892)	(797)	(234)	(284)

Earnings, as adjusted	$17,770	$15,067	$23,264	$26,179	$26,438	$15,389	$32,894

Fixed Charges:
Interest expense	$3,794	$2,688	$6,300	$4,910	$4,120	$3,613	$3,940
Interest capitalized	267	473	903	892	797	234	284
Portion of rental expense representative of interest factor	819	764	1,651	1,494	1,675	1,448	1,228

Fixed Charges	$4,880	$3,925	$8,854	$7,296	$6,592	$5,295	$5,452

Ratio of Earnings to Fixed Charges	3.64	3.84	2.63	3.59	4.01	2.91	6.03